Northwestern Mutual Series Fund, Inc.
NSAR Filing
December 31, 2001


Sub Item 77J:  Revaluation of Assets or Restatement of Capital
               Share Accounts


In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at December 31, 2001, reclassifications were recorded to increase (decrease) undistributed net investment income, increase (decrease) undistributed net realized gains and increase (decrease) paid-in capital by $256,497, $(256,222) and $(272), $198,241, $(198,241)
and $0, $0, $(179,766) and $179,766, $0, $812 and $(812),
$(815,697), $815,697 and $0, $(5,691), $15,636 and $(9,945), $2,
$(2) and $0, and $9,226, $(9,226) and $0 for the Select Bond, Balanced, Aggressive Growth, J.P. Morgan Select Growth & Income, Franklin Templeton International Equity, International Growth, Asset Allocation, and T. Rowe Price Small Cap Value Portfolios, respectively.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.